                        INTERNATIONAL BRIQUETTES HOLDING
                              AND ITS SUBSIDIARIES


             (A majority-owned subsidiary of Siderurgica Venezolana
                                "Sivensa", S.A.)



                      REPORT OF INDEPENDENT ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS
                                 IN U.S. DOLLARS
                           SEPTEMBER 30, 2002 AND 2001

                                                   Member firm of

[ESPINEIRA, SHELDON Y ASOCIADOS LOGO]              [PRICEWATERHOUSECOOPERS LOGO]


                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Shareholders and Board of Directors of International Briquettes Holding (IBH)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of International Briquettes Holding (IBH) and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and cash flows for each of the three fiscal years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements is the responsibility of IBH management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 4, IBH belongs to a group of related companies and conducts significant transactions with other members of the group. Because of those relationships, these transactions may have taken place on terms other than those that would characterize transactions between unrelated companies.

As described in Note 7, IBH and its subsidiary Venezolana de Prerreducidos Caroni "Venprecar" have provided a security package for a portion of a long-term loan received by the affiliate Orinoco Iron. At September 30, 2002, the portion secured by IBH and Venprecar amounts to US$351 million (US$ 327 million at September 30,2001). In 2002 and 2001, Orinoco Iron has encountered financial difficulties and has been unable to comply with the conditions of payment and certain covenants of this loan agreement. Consequently, the balance of this loan is considered by creditor banks as due and payable. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding loan balance. To date, we are unable to foresee the outcome of this matter and its possible effect,

                                                   Member firm of

[ESPINEIRA, SHELDON Y ASOCIADOS LOGO]              [PRICEWATERHOUSECOOPERS LOGO]


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
INTERNATIONAL BRIQUETTES HOLDING (IBH)

if any, on the accompanying consolidated financial statements.

As described in Notes 1 and 7, international metal prices and delays in start-up and production build-up of the Orinoco Iron plant have adversely affected the results of operations, cash flows and financial position of IBH and its affiliates Orinoco Iron and Operaciones RDI, which are part of a Joint Venture between IBH and Broken Hill Proprietary (BHP) (currently BHP-Billiton). In March 2001 BHP-Billiton announced that it would write off its equity investment in Orinoco Iron and cease any further investment in this project. These factors, the need for additional funding, and the current status of the long-term loan described in the previous paragraph raise substantial doubts as to the capacity of IBH and its affiliates to continue as a going concern. As described in Note 1, management of IBH and its affiliate Orinoco Iron have developed a strategic plan to assess different options to obtain additional funding and are negotiating a significant reduction of Orinoco Iron's debt. The accompanying consolidated financial statements, as well as those used by IBH to recognize its equity in the results of Joint Venture affiliates, have been prepared on the basis of a going concern and do not include adjustments that may arise from the outcome of these uncertainties.

ESPINEIRA, SHELDON Y ASOCIADOS
(A member firm of PricewaterhouseCoopers)


/s/ Carlos Gonzalez G.
Carlos Gonzalez G.
CPC-21291
Caracas, Venezuela
November 26, 2002





                                                                             (2)

                        INTERNATIONAL BRIQUETTES HOLDING
                              AND ITS SUBSIDIARIES

                         (A majority-owned subsidiary of
                     Siderurgica Venezolana "Sivensa", S.A.)

                           CONSOLIDATED BALANCE SHEET
                           (Thousands of U.S. dollars)

                                                                                 September 30,
                                                                               -----------------
                                                                                 2002     2001
                                                                               -------   -------
                  Assets

Current assets:
   Cash and cash equivalents                                                     7,257     5,603
   Accounts receivable -
      Trade and other (Note 3)                                                   8,259     6,726
      Related companies (Note 4)                                                 1,268     9,914
   Inventories (Note 5)                                                          5,209     7,446
   Prepaid expenses and other current assets                                        95       140
                                                                               -------   -------
          Total current assets                                                  22,088    29,829
Investments under the equity method (Note 7)                                      --      54,232
Property, plant and equipment, net (Notes 6 and 7)                              93,306   103,930
Spare parts and other assets (Note 5)                                            1,838     3,617
                                                                               -------   -------
          Total assets                                                         117,232   191,608
                                                                               =======   =======

          Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable -
      Suppliers                                                                  2,048     3,978
      Related companies (Note 4)                                                21,532    23,986
   Profit sharing, vacation and other personnel accruals                           749     1,196
   Taxes                                                                           166       157
   Other current liabilities                                                       197       421
                                                                               -------   -------
          Total current liabilities                                             24,692    29,738
Accrual for employee termination benefits, net of advances
  to employees of US$2,540 (US$2,771 in 2001)                                      608       952
                                                                               -------   -------
          Total liabilities                                                     25,300    30,690
Minority interests                                                               2,981     2,929
Shareholders' equity (Note 10)                                                  88,951   157,989
                                                                               -------   -------
          Total liabilities, minority interests and shareholders' equity       117,232   191,608
                                                                               =======   =======

               The accompanying notes are an integral part of the
                        consolidated financial statements

                        INTERNATIONAL BRIQUETTES HOLDING
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
         (Thousands of U.S. dollars, except share and per share amounts)

                                                                           Years ended September 30,
                                                                     ----------------------------------------
                                                                        2002           2001           2000
                                                                     ----------     ----------     ----------
Net sales:
  Exports (Note 3)                                                       50,077         57,455         62,910
  Domestic (Note 4)                                                       4,831          3,673         17,219
                                                                     ----------     ----------     ----------
                                                                         54,908         61,128         80,129
Cost of sales (Note 4)                                                  (65,581)       (72,304)       (75,792)
                                                                     ----------     ----------     ----------
          Gross profit (loss)                                           (10,673)       (11,176)         4,337

General and administrative expenses (Note 4)                             (4,271)        (5,680)        (6,301)
                                                                     ----------     ----------     ----------
          Operating loss                                                (14,944)       (16,856)        (1,964)
                                                                     ----------     ----------     ----------
Interest income (Notes 4 and 7)                                             299          4,192         11,316
Interest expense (Notes 4 and 7)                                         (4,202)        (3,226)        (3,254)
Equity in results of affiliates (Note 7)                                (27,546)       (59,390)       (25,458)
Provision for loss in investment in affiliates (Note 7)                 (26,686)          --             --
Provision for accounts receivable from affiliates (Notes 4 and 7)        (8,302)          --             --
Exchange gain, net (Note 2-a)                                            12,557            707            687
Other income (expenses), net                                                 12            192           (254)
                                                                     ----------     ----------     ----------
                                                                        (53,868)       (57,525)       (16,963)
                                                                     ----------     ----------     ----------
          Loss before taxes and minority interests                      (68,812)       (74,381)       (18,927)
Taxes (Note 9)                                                             (174)          (168)          (684)
                                                                     ----------     ----------     ----------
          Loss before minority interests                                (68,986)       (74,549)       (19,611)
Minority interests                                                          (52)           149            (78)
                                                                     ----------     ----------     ----------
          Net loss                                                      (69,038)       (74,400)       (19,689)
                                                                     ==========     ==========     ==========
Net loss per share                                                       (3.469)        (3.739)        (0.999)
                                                                     ==========     ==========     ==========

Weighted average number of shares outstanding                        19,897,467     19,897,467     19,897,467
                                                                     ==========     ==========     ==========


               The accompanying notes are an integral part of the
                        consolidated financial statements

                        INTERNATIONAL BRIQUETTES HOLDING
                              AND ITS SUBSIDIARIES


            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
                           (Thousands of U.S. dollars)

                                                                           Retained earnings
                                                                  ----------------------------------------
                                         Capital       Share        Legal     Unappropriated
                                          stock       premium      reserve      (deficit)          Total
                                        ---------    ---------    ---------   --------------     ---------
Balances at September 30, 1999                201      228,735        6,093           17,049       252,078
Net loss for 2000                            --           --           --            (19,689)      (19,689)
                                        ---------    ---------    ---------   --------------     ---------

Balances at September 30, 2000                201      228,735        6,093           (2,640)      232,389
Net loss for 2001                            --           --           --            (74,400)      (74,400)
                                        ---------    ---------    ---------   --------------     ---------

Balances at September 30, 2001                201      228,735        6,093          (77,040)      157,989
Net loss for 2002                            --           --           --            (69,038)      (69,038)
                                        ---------    ---------    ---------   --------------     ---------

Balances at September 30, 2002                201      228,735        6,093         (146,078)       88,951
                                        =========    =========    =========   ==============     =========

               The accompanying notes are an integral part of the
                        consolidated financial statements

                        INTERNATIONAL BRIQUETTES HOLDING
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (Thousands of U.S. dollars)

                                                                                        Years ended September 30,
                                                                                 -----------------------------------------
                                                                                    2002           2001            2000
                                                                                 ---------      ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                         (69,038)        (74,400)        (19,689)
  Adjustments to reconcile net loss to net cash provided by (used in)
     operating activities -
       Minority interests                                                               52            (149)             61
       Equity in results of affiliates                                              27,546          59,390          25,458
       Provision for loss in investment in affiliates                               26,686            --              --
       Provision for accounts receivable from affiliates                             8,302            --              --
       Depreciation                                                                 10,670           9,869          11,267
       Exchange loss (gain)                                                        (12,557)           (707)           (687)
       Accrued interest due                                                           --            (3,048)         (9,986)
       Allowance for doubtful accounts receivable and inventories                      760             551             493
  Net changes in operating accounts -
    Accounts receivable                                                               (733)            233           5,959
    Related companies, net                                                           9,004          (1,255)         (3,604)
    Inventories                                                                      2,238           4,806             936
    Prepaid expenses and other assets                                                1,824           2,303             806
    Accounts payable                                                                (1,930)           (954)          9,071
    Employee termination benefits, net                                                (344)            110             377
    Accrued liabilities, other liabilities and employee benefits and other            (663)           (466)            512
                                                                                 ---------      ----------      ----------
            Net cash provided by (used in) operating activities                      1,817          (3,717)         20,974
                                                                                 ---------      ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment                                           (46)            (10)            (92)
  Investment purchases                                                                --            (2,000)         (9,800)
  Loans receivable collected from affiliates                                          --              --            25,287
  Long-term loans                                                                     --              --           (25,287)
                                                                                 ---------      ----------      ----------
            Net cash used in investing activities                                      (46)         (2,010)         (9,892)
                                                                                 ---------      ----------      ----------
EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                                    (117)            (16)            147
                                                                                 ---------      ----------      ----------
CASH AND CASH EQUIVALENTS:
   Increase (decrease) for the year                                                  1,654          (5,743)         11,229
   Balance at the beginning of the year                                              5,603          11,346             117
                                                                                 ---------      ----------      ----------
   Balance at the end of the year                                                    7,257           5,603          11,346
                                                                                 =========      ==========      ==========
SUPPLEMENTARY INFORMATION:
 Taxes paid in cash                                                                   --               423              52
                                                                                 =========      ==========      ==========

SUPPLEMENTARY INFORMATION ON NON-CASH ACTIVITIES:
  Capitalization of accounts receivable (Notes 4 and 7)                               --              --            40,472
                                                                                 =========      ==========      ==========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                        INTERNATIONAL BRIQUETTES HOLDING
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        SEPTEMBER 30, 2002, 2001 AND 2000


NOTE 1 - OPERATIONS:
--------------------

International Briquettes Holding (IBH or the Company), a Cayman Islands corporation, was incorporated on October 14, 1997 and for accounting purposes is the successor to the former IBH (Old IBH). On October 15, 1997, IBH acquired all assets and assumed all liabilities of Old IBH, which for accounting purposes is the successor to Fior de Venezuela, S.A. (Fior). Fior is a 60%-owned Venezuelan subsidiary of Siderurgica Venezolana "Sivensa", S.A., which operated within the IBH Division, comprising Sivensa's high-density iron briquettes (HBI) production facilities (see Note 4); CVG Ferrominera del Orinoco, C.A. owns the remaining 40% (see Notes 4 and 8).

Fior Reorganization -
-------------------

As part of a series of reorganization transactions during 1997, Fior transferred most of its assets, liabilities and contracts to Old IBH in exchange for all outstanding shares of Old IBH and a US$20 million note receivable, which was paid by IBH that same year. In May 1997 Fior transferred most of the assets and contracts related to the HBI facility located in Ciudad Guayana, Venezuela (the Fior plant with an annual capacity of 400,000 tons) to its Venezuelan wholly-owned subsidiary Operaciones RDI, C.A. (RDI), and Operaciones RDI assumed most of the liabilities in connection with the Fior plant. Fior subsequently transferred all outstanding shares of Operaciones RDI to Old IBH in exchange for new shares in Old IBH and a US$20 million note. In May 1997 Fior and its subsidiaries took part in a series of transactions which resulted in the transfer of all outstanding shares of Brifer International Ltd. (Brifer), a wholly-owned subsidiary of Fior in Barbados, to Old IBH in exchange for additional new shares in Old IBH. Furthermore, as a result of these transactions, Brifer owns all patents, intellectual property rights and rights related to the Fior Plant (the Improved Fior Process). In August 1997 Fior transferred all assets and contracts in connection with construction of a new HBI facility in Ciudad Guayana, Venezuela (the Orinoco Iron plant with a projected annual technical capacity of 2.2 million tons) to Orinoco Iron, C.A. (see Note 7). In October 1997 IBH acquired all assets and assumed all liabilities of Old IBH. Following these transactions, IBH acquired all outstanding shares of Old IBH.

For accounting purposes, all of these transactions were considered part of the Fior reorganization; therefore, transferred assets and assumed liabilities were all recorded by IBH at Fior's historical book value (the predecessor cost basis).

Venprecar exchange offer -
------------------------

In November 1997 IBH (a wholly-owned subsidiary of Fior at that date) completed an exchange offer of one ordinary share of IBH for every three outstanding Global Depository Shares (GDS) of Venezolana de Prerreducidos Caroni "Venprecar", C.A. (a 71.9%-owned subsidiary of Sivensa at that date) (see Note
8). Upon completion of the exchange offer, Venprecar became a 98.4%-owned subsidiary of IBH.

Venprecar is incorporated in Venezuela, manufactures HBI and operates in Sivensa's IBH Division. The Venprecar plant, located in Ciudad Guayana, Venezuela, has a rated annual capacity of 815,000 tons (see Note 6). Venprecar follows the same accounting practices and has the same year-end as IBH.

Going concern -
-------------

As described in Note 7, international metal prices and delays in start-up and production buildup of the new Orinoco Iron plant have adversely affected the results of operations, cash flows and financial position of IBH and its affiliates Orinoco Iron and Operaciones RDI, which are part of a Joint Venture between IBH and Broken Hill Proprietary (BHP) (currently BHP-Billiton). In March 2001 BHP announced that it would write off its investment in Orinoco Iron and cease any further investment in this project. Due to increased costs, lower-than-planned production rates, and depressed prices on international HBI markets, actual revenues and cash flows have been substantially below amounts originally planned. Additional funding will be required for Orinoco Iron to continue existing operations, to render all production units operative, to repay past due amounts to suppliers and to increase working capital. Management of IBH and its affiliate Orinoco Iron are currently assessing options to obtain additional funding and negotiating a significant reduction of Orinoco Iron's debt and the restructuring of financial debts. IBH and BHP are also evaluating options for potential incorporation of new Orinoco Iron shareholders.

Given the current situation, it is IBH's priority to maintain operations of Orinoco Iron and Venprecar. Therefore, the Company has been using all of its financial resources for this purpose. RDI is not currently operating. Since Venprecar has guaranteed Orinoco Iron's debt, continuity of its operations is financially dependent on a solution being found to Orinoco Iron's financial situation.

Strategic plan -
--------------

Management of IBH, the subsidiary Venprecar, and the affiliate Orinoco Iron have prepared a medium-term business plan and are taking action to resolve current operational and financial matters mentioned below:

- Evaluation of possible options to obtain working capital required by Orinoco Iron, including discussions with the main suppliers and financial institutions and the possible inclusion of new shareholders. Management believes that once these matters are resolved Orinoco Iron


                                                                             (2)
     will be able to complete start up of all of its production trains and increase production, thus reducing its operating costs per ton and increasing its cash flows.

- Continuance of negotiations with Orinoco Iron senior lenders for the restructuring of the outstanding debt.

- Finalize negotiations with BHP on terms and conditions for debt currently owed by Orinoco Iron to BHP.

- Allocate a portion of cash flows of the subsidiary Venprecar to fund capital expenditures required to replace catalytic tubes in the gas reformer (see Note 6). Management of IBH and Venprecar expect the replacement of these tubes to increase plant capacity, reduce Venprecar operating costs per ton, and thus increase its cash flows.

The Company is currently negotiating with CVG Ferrominera and CVG Edelca, iron ore and electricity suppliers, respectively, the commercial terms of future delivery of raw materials and utilities and payment of outstanding debts. No assurance can be given that CVG Ferrominera and/or CVG Edelca will continue to allow Orinoco Iron to defer payments.

No assurance can be given that any of these actions will ensure a solution for the current operational or financial situation.

NOTE 2 - BASES OF PRESENTATION AND ACCOUNTING PRINCIPLES:
---------------------------------------------------------

A) BASES OF PRESENTATION AND TRANSLATION INTO U.S. DOLLARS -

After the reorganization of Fior, but before the exchange offer, IBH became a wholly-owned subsidiary of Fior (see Note 1) and the successor to the assets, liabilities and operations that Fior previously had; IBH is for accounting purposes the successor to Fior. Following reorganization, Fior shareholders have maintained the same economic position as before. This transaction has been accounted for as a business combination of companies under common control in a manner similar to a pooling of interests. The financial statements of IBH for the years preceding its legal incorporation included assets, liabilities, shareholders' equity and results of operations of Fior and IBH (in historical amounts) as if the aforementioned reorganization had taken place at the beginning of the first year reported in the consolidated financial statements.

After the exchange offer, IBH became a majority-owned subsidiary of Sivensa (see Notes 1 and 8). The transaction whereby Sivensa contributed its 71.9% interest in Venprecar was accounted for as a business combination of companies under common control and, therefore, accounted for under accounting principles generally accepted in the United States of America (U.S. GAAP) in a manner similar to a pooling of interests. The Company's historical financial statements through November 1997 were restated giving retroactive effect to the transfer of Sivensa's 71.9% interest in Venprecar. The remaining 28.1% of Venprecar not owned by Sivensa was accounted for under Minority interests in IBH's restated financial statements. The


                                                                             (3)
transaction whereby the minority interest exchanged its shares for new shares of IBH was accounted for under U.S. GAAP as a purchase transaction.

IBH presents its financial statements in accordance with U.S. GAAP and the U.S. dollar is its reporting currency. IBH's main operations and assets are located in Venezuela, which has a highly inflationary economy. Since the Venezuelan entity has significant sales and costs in U.S. dollars, the U.S. dollar is its functional currency. The translation of the Venezuelan bolivar (Bs) financial statements into U.S. dollars has been conducted in accordance with Statement of Financial Accounting Standards (SFAS) No. 52 "Foreign Currency Translation." Pursuant to SFAS No. 52, (i) nonmonetary assets and capital accounts are translated at historical exchange rates, (ii) monetary assets and liabilities are translated at year-end exchange rates, and (iii) revenues and expenses are translated using average exchange rates for the period, except for items related to nonmonetary assets and liabilities (e.g., cost of sales, depreciation, and amortization of intangibles), which are translated using historical exchange rates. The translation adjustment is included in the statement of operations.

Exchange gains and losses arise mainly from the effect of exchange rate fluctuations on net monetary items denominated in Venezuelan bolivars (Bs) and are included in the statement of operations (see Note 12). IBH and its subsidiaries have the following monetary balances in bolivars at the dates shown:

                                                                                       September 30,
                                                                             ---------------------------------
                                                                                  2002              2001
                                                                                  ----              ----
                                                                                      (In thousands)
Assets:
  Cash and cash equivalents                                                  Bs     119,590     Bs          --
  Accounts receivable                                                             3,505,380          2,913,398
  Other monetary assets                                                             137,910          1,281,093
                                                                             --------------    ---------------
           Total monetary assets                                                  3,762,880          4,194,491
                                                                             --------------    ---------------
Liabilities:
  Accounts payable                                                              (33,868,920)       (18,947,585)
  Other monetary liabilities                                                     (2,542,218)        (3,091,286)
                                                                             --------------    ---------------
           Total monetary liabilities                                           (36,411,138)       (22,038,871)
                                                                             --------------    ---------------
           Total net monetary liabilities in bolivars                        Bs (32,648,258)    Bs (17,844,380)
                                                                             ==============    ===============

           Total net monetary liabilities equivalent
             in U.S. dollars                                                     (US$22,149)        (US$24,016)
                                                                             ==============    ===============


                                                                             (4)

The year-end exchange rates and the average exchange rates for each year were as follows:

                                                                            September 30,
                                                                       -----------------------
                                                                       2002      2001     2000
                                                                       ----      ----     ----
Exchange rate per U.S. dollar at the end of the year (Bs/US$1)         1,474     743      691
Average exchange rate per U.S. dollar for the year (Bs/US$1)           1,043     713      665

IBH does not engage in hedging activities.

B) CONSOLIDATION PRINCIPLES -

The consolidated financial statements include the accounts of IBH and its wholly-owned subsidiaries: Old IBH, Siderurgica del Caroni "Sidecar", C.A. and SVS International Steel Holdings, and its majority-owned subsidiary Venezolana de Prerreducidos Caroni "Venprecar", C.A. (see Note 8). All significant intercompany transactions and balances have been eliminated in consolidation.

C) INVENTORIES -

Inventories are valued at the lower of cost and net realizable value. Costs of iron briquettes, iron-ore and raw materials were determined based on the average cost method. Cost of spare parts and supplies are determined using the first-in, first-out (FIFO) method.

D) INVESTMENTS -

Investments in 20% and 50%-owned affiliates are accounted for under the equity method (see Note 7). All intercompany transactions with affiliates have been proportionally eliminated in the statement of operations. The Company accounts for impairment of investments whenever it considers the decrease as not temporary.

E) PROPERTY, PLANT AND EQUIPMENT -

Property, plant and equipment is recorded at cost (see Notes 1 and 2-a). Additions and improvements are capitalized, whereas expenditures for maintenance and minor repairs, which do not extend the useful lives of the assets, are expensed. Depreciation of machinery and equipment is calculated using the unit-of-production method based on future estimated production capacity of assets. Other fixed assets are depreciated using the straight-line method over their estimated useful lives.

F) DEFERRED INCOME TAX -

IBH accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability method of accounting for income tax. Under this method, deferred income taxes reflect the net effect of the expected future tax consequences of: (a) "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities, and (b) tax credits and loss carryforwards. Additionally, under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized as part of


                                                                             (5)
income for the year in which such changes are enacted. If it is more likely than not that some portion or all of the deferred income tax asset will not be realized, an appropriate valuation allowance is recorded.

G) ACCRUAL FOR EMPLOYEE TERMINATION BENEFITS AND PROFIT SHARING -

IBH and its subsidiaries accrue their liability for employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law. This liability is presented net of advances granted to employees. Among other aspects, this Law provides for an indemnity payment equal to a minimum of 45 days of salary per year (up to a maximum of 90 days, depending on employee seniority).

Additionally, the Labor Law calls for a yearly bonus payable to workers and employees of 15% of pre-tax profits, subject to a minimum annual payment of 15 days' salary and a maximum payment of 120 days' salary. For the years ended September 30, 2000, 2001 and 2002, IBH and its subsidiaries accrued a profit sharing bonus based on 120 days' salary.

IBH does not have a pension plan or other post-retirement benefit programs.

H) SALES -

Sales of iron briquettes are recorded as revenue on an accrual basis when title to goods sold is transferred.

I) CASH AND CASH EQUIVALENTS -

IBH considers as cash equivalents all highly liquid short-term investments maturing within three months.

J) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of income and expenses for the reporting period. Actual results may differ from those estimates.

K) BASIC AND DILUTED NET LOSS PER SHARE -

Basic and diluted net loss per share has been determined by dividing net loss for the year by the weighted average number of shares outstanding during the year. Basic and diluted loss per share is the same for all periods presented as the Company did not have any potentially dilutive instruments.

L) FAIR VALUE OF FINANCIAL INSTRUMENTS -

The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable to suppliers approximates their fair value due to the short-term maturities of these instruments.


                                                                             (6)

M) CONCENTRATION OF CREDIT, FOREIGN EXCHANGE AND MARKET RISK -

Financial instruments that are exposed to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. IBH's cash is placed with a diversified group of financial institutions and third-party trade accounts receivable balances are concentrated in three clients, and IBH routinely assesses the financial strength of its customers. There is a high concentration of accounts receivable from related companies (see Note 4).

The Company exports most of its annual production to foreign countries, primarily the United States of America and, as a result, most of the Company's sales are denominated in U.S. dollars, while a part of the Company's costs and expenses are denominated in bolivars. As a result, variations between inflation and the bolivar devaluation may affect the operating margin (see Note 2-a).

The main raw materials and utilities required by the Company (iron ore, electricity and gas) are supplied by Venezuelan state-owned companies (see Note
4).

N) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES -

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at market value. The Company does not currently utilize derivative instruments and, consequently, this statement has not had an impact on the results of its operations or its financial position.

O) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS -

SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that assets to be disposed of be reported at the lower of carrying amount and fair value less cost of sale (see
Note 14). The Company reviews for impairment its long-lived assets to be held or used, whenever events indicate that the carrying value of an asset may not be recoverable. If it is not expected that an asset will be recovered through future cash flows, then the asset is written down to fair value, which is generally determined from estimated discounted future net cash flows. Due to the current status of the plant (see Note 6) and operating losses incurred, management estimated future undiscounted cash flows, which were higher than the plant's book value. In conformity with SFAS No. 121, management considers that at September 30, 2002 and 2001 there is no impairment to the plant's book value.

P) SEGMENT REPORTING -

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires that a business enterprise reports financial and descriptive information about its reportable operating segments. Generally, presentation of segment financial information is required on the same or similar basis as used internally for evaluating segment performance and deciding how o allocate resources to segments. Management considers that IBH has only one operating segment and operates in only one country.



                                                                             (7)

Q) COMPREHENSIVE INCOME - SFAS No. 130 "Reporting Comprehensive Income" establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents changes in the Company's shareholders' equity for the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. For all periods presented, the Company did not record changes in shareholders' equity from transactions and other events and circumstances from non-owner sources and, consequently, comprehensive income (loss) and accumulated income (loss) were equal to net results and retained earnings (deficit), respectively.

NOTE 3 - ACCOUNTS RECEIVABLE:
----------------------------

Accounts receivable comprise the following:

                                                   September 30,
                                                 -----------------
                                                  2002       2001
                                                  ----       ----
                                                   (Thousands of
                                                   U.S. dollars)
Customers                                         4,635      2,779
Import duty drawbacks                             1,482      1,874
Value added tax, net (Note 9)                     1,823      1,772
Advances to suppliers (Note 6)                    1,754        709
Other accounts receivable                            47      1,466
Allowance for doubtful accounts                  (1,482)    (1,874)
                                                  -----      -----
                                                  8,259      6,726
                                                  =====      =====

Import duty drawbacks, which are established in the Venezuelan Customs Law, represent pending reimbursements of taxes and import duties paid by exporting companies.

The Company assesses customer creditworthiness on a regular basis and collectibility of other accounts receivable in order to set aside an allowance for doubtful accounts. The movements in the allowance for doubtful accounts were are follows:

                                                      Years ended September 30,
                                                  ----------------------------------
                                                   2002          2001          2000
                                                   ----          ----          ----
                                                      (Thousands of U.S. dollars)
Balance at the beginning of the year              (1,874)       (1,869)      ( 1,835)
Allowance for the year                              (760)         (142)         (211)
Exchange effect                                    1,152           137           177
Write-offs                                           -             -             -
                                                 -------        ------        ------

Balance at the end of the year                    (1,482)       (1,874)       (1,869)
                                                   =====         =====        ======


                                                                             (8)

Total export sales were as follows:

                                                                                   Years ended September 30,
                                                                                 ------------------------------
                                                                                  2002        2001        2000
                                                                                  ----        ----        ----
                                                                                  (Thousands of U.S. dollars)
      Destination
      -----------
United States of America                                                         33,540      32,824      39,383
Spain                                                                            14,897      16,157      13,358
Italy                                                                               -         3,158         -
Mexico                                                                              -         3,089         -
France                                                                            1,225       2,227       4,860
Japan                                                                               288         -         3,251
Peru                                                                                127         -         2,058
                                                                                 ------      ------      ------
                                                                                 50,077      57,455      62,910
                                                                                 ======      ======      ======

At September 30, 2002, the Company has agreements with some clients to supply finished products (HBI); minimum annual dispatch commitments are 120,000 tons a year from 2003 until 2007.

NOTE 4 - ACCOUNTS AND TRANSACTIONS WITH RELATED COMPANIES:
---------------------------------------------------------

IBH, under various long-term contractual agreements, conducts business with its shareholders and certain affiliates (see Note 1). Accounts with related companies comprise the following:

                                                                                        September 30,
                                                                              ------------------------------
                                                                                      2002         2001
                                                                                      ----         ----
                                                                                        (Thousands of
                                                                                         U.S. dollars)
Accounts receivable:

  Siderurgica del Turbio "Sidetur", S.A.                                                   744            -
  Rutedis, Ltd.                                                                            407          407
  Siderurgica del Orinoco (SIDOR), C.A.                                                     74            -
  Tesocorp Administradora                                                                   -         6,267
  Orinoco Iron, C.A. (affiliated company, Note 7)                                           -         2,535
  Operaciones RDI, C.A. (affiliated company, Note 7)                                        -           665
  Other                                                                                     43           40
                                                                                     ---------       ------

                                                                                         1,268        9,914
                                                                                     =========       ======

Long-term accounts receivable:

  Orinoco Iron, C.A. (affiliated company, Note 7)                                        7,580          -
  Operaciones RDI, C.A. (affiliated company, Note 7)                                       722          -
                                                                                     ---------       ------
                                                                                         8,302          -

Provision (Note 7)                                                                      (8,302)         -
                                                                                     ---------       ------

                                                                                          -             -
                                                                                     =========       ======

                                                                             (9)

                                                                                           September 30,
                                                                                        ------------------
                                                                                         2002         2001
                                                                                         ----         ----
                                                                                           (Thousands of
                                                                                           U.S. dollars)
Accounts payable:

  CVG Ferrominera del Orinoco (indirect shareholder)                                    21,095       22,149
  Siderurgica Venezolana "Sivensa", S.A. (shareholder)                                     358          372
  Steel Division Procurement                                                                10           47
  Siderurgica del Turbio "Sidetur", S.A.                                                     -        1,376
  Other                                                                                     69           42
                                                                                        ------       ------

                                                                                        21,532       23,986
                                                                                        ======       ======

Significant transactions with related companies comprise the following:

                                                                                  Years ended September 30,
                                                                                -----------------------------

                                                                                 2002        2001       2000
                                                                                 ----        ----       ----
                                                                                 (Thousands of U.S. dollars)

Sale of HBI                                                                       4,541      3,415      16,677
Purchases of iron ore                                                            29,843     32,041      35,433
Cost of electricity, gas and water                                                2,288      7,406       9,037
Purchases of spare parts and supplies                                               568      2,286       2,458
General and administrative expenses                                                  84      1,153       1,420
Interest income (expense):
  From Joint Venture affiliates (Note 7)                                              -      3,048       9,986
  From other related companies                                                   (4,039)   ( 1,968)     (   96)

The iron ore used by Venprecar to produce iron briquettes is provided by CVG Ferrominera del Orinoco, C.A., a Venezuelan state-owned company and the only supplier of this mineral in Venezuela, under a contract entered into in 1988. The price of iron ore is fixed annually by reference to prevailing international market prices. This contract is for 10 years and has an automatic renewal clause. It was renewed under the same terms and conditions for 20 years. There is no minimum commitment to purchase iron ore. CVG Ferrominera extended its terms of credit during 2002 and 2001. The account payable to CVG Ferrominera accrues interest on past due balances (see Note 1).

Electricity, gas and water consumed by Venprecar are delivered under contracts between service suppliers and Sidetur, a subsidiary of Sivensa. Pursuant to these contracts entered into in 1991 for 10 years with automatic renewal clauses, Venprecar will reimburse Sidetur for the cost of services received. As of 2002, gas is directly supplied to Venprecar by PDVSA Gas. In addition, Venprecar and Sidetur share certain common expenses.

Venprecar supplies HBI to Sidetur in accordance with sales contracts entered into in September 1991 and amended in January 1992, whereby the purchase price per ton is equal to 95% of the



                                                                            (10)
weighted average export price obtained in the last three HBI export sales to third parties by Venprecar. These contracts are for 10 years and are automatically renewable for equal terms.

Until 2001 Tesocorp Administradora, a subsidiary of Sivensa, managed excess funds of IBH and its subsidiaries. Funds transferred by IBH and its subsidiaries were recorded as funds on deposit with related companies, mainly denominated in bolivars, and bore interest at prevailing market rates.

The affiliate Orinoco Iron provides Venprecar certain sales services, and International Briquettes Marketing Services provides certain iron briquette marketing services in accordance with signed contracts.

Until 2001, Sivensa provided management services to the Company and its subsidiaries.

Accounts with other related companies are interest-free.

Pursuant to the terms of a debt rescheduling agreement between Sivensa and its creditor banks, certain covenants were set forth for Sivensa and its subsidiaries, of which the following apply to IBH and Venprecar: a) covenant to enter into any type of debt exceeding a maximum stipulated amount; b) covenant regulating the maximum amount of capital investments; c) covenants for disposing of, selling or pledging accounts receivable and other assets; d) covenants for pledging any of its fixed assets or properties; e) covenants for the payment of dividends, and f) covenants for amending contractual agreements.

NOTE 5 - INVENTORIES:
--------------------

Inventories comprise the following:

                                                                                             September 30,
                                                                                         -------------------
                                                                                          2002          2001
                                                                                          ----          ----
                                                                                             (Thousands of
                                                                                              U.S. dollars)
Finished products (HBI)                                                                     879         1,412
Iron ore and raw materials                                                                1,940         1,196
Supplies and spare parts                                                                  4,766         7,818
Materials in transit                                                                         45            85
Provision for slow-moving inventories                                                    (1,132)       (1,132)
                                                                                          -----         -----

                                                                                          6,498         9,379

Less - spare parts classified as long-term                                               (1,289)       (1,933)
                                                                                          -----         -----

                                                                                          5,209         7,446
                                                                                          =====         =====

                                                                            (11)

The movements in the provision for slow-moving inventories were as follows:

                                                                                 Years ended September 30,
                                                                              ---------------------------------
                                                                               2002          2001         2000
                                                                               ----          ----         ----
                                                                                 (Thousands of U.S. dollars)
Balance at the beginning of the year                                          (1,132)      (   723)       (441)
Provision for the year                                                           -         (   409)       (282)
Write-offs                                                                       -             -            -
                                                                              ------       -------        ----

Balance at the end of the year                                                (1,132)       (1,132)       (723)
                                                                               =====         =====         ===

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:
---------------------------------------

Property, plant and equipment comprises the following:

                                                                                               September 30,
                                                                                           ----------------------
                                                                                             2002          2001
                                                                                             ----          ----
                                                           Estimated useful lives               (Thousands of
                                                           ----------------------                U.S. dollars)

Building and building improvements                         20 years                           52,477       52,477
Machinery and equipment                                    16 million production units       135,570      135,570
Other machinery and equipment                              7 to 20 years                      11,392       11,392
Vehicles                                                   3 years                             1,773        1,773
Office furniture and fixtures                              3 years                               443          443
Accumulated depreciation                                                                   (108,640)    (  97,967)
                                                                                            -------      --------
                                                                                             93,015       103,688

Land                                                                                             70            70
Construction in progress                                                                        221           172
                                                                                            -------      --------

                                                                                             93,306       103,930
                                                                                            =======       =======

Depreciation expense for the years ended September 30, 2002, 2001 and 2000 was US$10.7 million, US$9.8 million and US$11.3 million, respectively, which was charged to cost of sales.

According to reviews by management of the subsidiary Venprecar, major repairs are required to the fuel-gas reformer and heat recovery system to reestablish production capacity of the Venprecar plant. The cost of repairs and equipment replacement estimated by management is approximately US$11 million; depreciation of equipment to be replaced was accelerated in 2002. During 2002 the Company has made payments in advance of approximately US$1.2 million to purchase materials required to perform repairs scheduled to begin in the second quarter of fiscal 2003. As described in Note 7, this plant is included in the security package provided on the loan received by the affiliate Orinoco Iron.


                                                                            (12)

NOTE 7 - FINMET PROJECT AND JOINT VENTURE COMPANIES:
---------------------------------------------------

Fior (predecessor of IBH) was developing a project for the construction of a plant for the direct reduction of iron ore in the Guayana region of Venezuela. This plant employs the Finmet (Finos Metalizados) process developed by Fior and Voest-Alpine Industrieanlagenbau (VAI) (see Note 11). In September 1997 IBH formed a Joint Venture with an Australian mining company, The Broken Hill Proprietary Company Limited (BHP) (currently BHP- Billiton), to develop, construct and operate this project, as well as to operate the plant formerly owned by Fior. Net assets formerly owned by Fior (see Note 1), including project costs, represented the initial net assets of the Joint Venture.

Each of IBH and BHP has a 50% ownership interest in the Joint Venture, which consists of four companies, each of which is 50% owned by the two parties: i) Orinoco Iron, C.A. (Orinoco Iron), which began operating in August 2000, owns and operates a new 2.2 million tons per year expected capacity hot briquette iron plant utilizing the Finmet process (the Orinoco Iron plant); ii) Operaciones RDI, C.A. (RDI), which began operating in May 1997, owns and operates the plant formerly owned by Fior; iii) Brifer International Ltd. (Brifer), which owns the Company's proprietary rights on the technology involved in the improved fluid bed iron-ore fines reduction process (the Improved Fior process) and, together with VAI, the Finmet process (see Note 11), and iv) International Briquettes Marketing Services (IBMS), which provides briquette marketing services.

In September 1997, under a Joint Venture agreement, BHP subscribed capital stock increases in Operaciones RDI and Orinoco Iron and bought 50% of Brifer's shares from IBH for US$30 million (present value of US$28.7 million) in cash, US$20 million of which was paid by BHP between October and November 1997 and the remaining US$10 million in 1999. This gave BHP a 50% participation in these three companies. Since IBH has commitments to support the Joint Venture financially (additional capital contributions and guarantees on bank financing), IBH's gain on this sale was recorded as a reduction of its investment base in the Joint Venture. Therefore, IBH's investment cost basis in the Joint Venture will be less than its proportionate share in equity. This cost basis difference will be recognized when the long-term commitments are released.

As a result of the transfers of assets described in Note 1, IBH granted loans to the Joint Venture companies for US$61.9 million. In November 1997 these loans were repaid to IBH.

IBH acquired, without recourse, participations in long-term loans granted by a bank to Orinoco Iron and Operaciones RDI. The bank continued to manage the loans. In January 2001 the total balance of participations acquired by IBH and interest accrued until that date were contributed by IBH to increase Orinoco Iron's capital stock.


                                                                            (13)

Repayment of these long-term loans was conditioned upon Orinoco Iron and Operaciones RDI complying with commitments to financial creditors and maintaining certain ratios of indebtedness and cash flows. Participations in these loans were considered as permanent financing to support the Joint Venture companies and presented as part of IBH's investment cost basis in these companies.

Below is a summary of this exchange of assets, the effects of the Joint Venture formation on the financial statements and other changes in the investment cost basis at September 30, 2002:

                                                                                              (Thousands of
                                                                                              U.S. dollars)
IBH investment base prior to the formation of the Joint Venture:

  Equity (100% participation)                                                                      13,112
  Notes payable to IBH                                                                             61,921
Effects upon formation of the Joint Venture:

  Receivable from BHP in excess of book value of Brifer shares sold                             (  28,740)
                                                                                                 --------
IBH net investment base in the Joint Venture companies (50% participation)                         46,293
                                                                                                 --------
Participations in long-term loans acquired by IBH                                                 131,242
Notes and loans paid to IBH by the Joint Venture companies                                       (119,494)
Accrued interest on long-term loans, net                                                           18,629
Adjustment of present value of notes payable to IBH                                                   816
                                                                                                 --------

                                                                                                   31,193
                                                                                                 --------

Capital stock increases:

  Orinoco Iron (capitalization of loans)                                                           53,072
  Operaciones RDI (cash contributions)                                                             10,550
  Brifer                                                                                            3,000
  Orinoco Iron (cash contributions)                                                                 2,000
                                                                                                 --------

                                                                                                   68,622
                                                                                                 --------

Equity on results during:

  1998 (net of US$3.9 million in interest charged to Joint Venture companies)                   (    307)
  1999 (net of US$2.7 million in interest charged to Joint Venture companies)                   (  6,721)
  2000 (net of US$2.7 million in interest charged to Joint Venture companies)                   ( 25,458)
  2001 (net of US$3.8 million in interest charged to Joint Venture companies)                   ( 59,390)
  2002                                                                                          ( 27,546)
                                                                                                 -------
                                                                                                (119,422)
                                                                                                 -------
IBH net investment base in the Joint Venture companies
  (50% participation) at September 30, 2002                                                       26,686
Provision for loss in value of investment in affiliates                                         ( 26,686)
                                                                                                 -------

                                                                                                    -
                                                                                                 =======


                                                                            (14)

The results of operations of IBH include the following income (expenses) from these Joint Venture companies:

                                                                                   Years ended September 30,
                                                                               -------------------------------
                                                                                 2002         2001       2000
                                                                                 ----         ----       ----
                                                                                 (Thousands of U.S. dollars)
Equity in losses of affiliates, net                                            (27,546)    (59,390)    (25,458)
Provision for loss in value of investment in affiliates                        (26,686)          -           -
Provision for accounts receivable (Note 4)                                     ( 8,302)          -           -
Interest income from loans granted, net (Note 4)                                   -         3,048       9,986
                                                                                ------      ------      ------

                                                                               (62,534)    (56,342)    (15,472)
                                                                                ======      ======      ======

During 2002 IBH set aside a provision for loss in investment in Joint Venture companies equivalent to total book value due to recurrent losses incurred by these affiliates and the affiliate Orinoco Iron's inability to restructure its loans or obtain additional funding required (see Note 1). Furthermore, IBH set aside provisions for accounts receivable from these affiliates (see Note 4).

Below is a summary of combined financial information for the Joint Venture companies, accounted for under the equity method:

                                                                                 Years ended September 30,
                                                                            ------------------------------------
                                                                             2002          2001         2000
                                                                             ----          ----         ----
                                                                               (Thousands of U.S. dollars)
Combined balance sheet data at the end of the year:
  Current assets (liabilities), net                                         (746,364)     (730,167)    (  5,510)
  Property, plant and equipment, net                                          923,771       945,481      926,932
  Total assets                                                                983,941       983,184      987,522
  Financial debt                                                              350,697       327,666      714,158
  Debt with BHP                                                               350,697       327,158         -
  Total liabilities                                                           800,240       761,435      890,843
  Shareholders' equity                                                        183,701       221,748       96,679
Combined statement of operations data:
   Net sales                                                                   63,232        50,854       38,190
   Gross loss                                                               ( 24,436)     ( 42,788)    ( 20,971)
   Operating loss                                                           ( 36,184)     ( 55,641)    ( 33,662)
   Financing cost, net                                                      ( 27,300)     ( 71,892)    ( 15,509)
   Net loss                                                                 ( 56,213)     (126,485)    ( 56,361)

Capital investments                                                              269        31,676      209,943


                                                                            (15)

Financing for Orinoco Iron plant construction -
---------------------------------------------

In order to finance the construction of the Orinoco Iron plant, Orinoco Iron borrowed US$613 million (senior debt) pursuant to several credit facilities. The credit facilities contemplate financial covenants that restrict Orinoco Iron's ability to distribute dividends to shareholders if certain ratios of indebtedness and cash flows are not met.

Lenders will share a common security package consisting of: (1) a pledge on substantially all of the assets of Orinoco Iron (as borrower) and Operaciones RDI (as guarantor); (2) a pledge on sale, construction and supply contracts and insurance policies of Orinoco Iron and Operaciones RDI; (3) a pledge by IBH of its share ownership in Orinoco Iron, Operaciones RDI, SVS International Steel Holdings and Venezolana de Prerreducidos Caroni "Venprecar," C.A.; (4) a pledge by SVS of its share ownership in Siderurgica del Caroni "Sidecar," S.A.; (5) a pledge by Sidecar of its share ownership in Venprecar; (6) a real estate mortgage on the land and civil works owned by Venprecar; (7) a mortgage on the commercial establishment of Venprecar; (8) escrow agreements on two bank accounts of Venprecar, and (9) an unconditional guarantee by Operaciones RDI.

Pursuant to support agreements, IBH and BHP agreed to: (1) provide their respective capital and financing contributions prior to completion of the Orinoco Iron plant; (2) guarantee that future cash flows from Operaciones RDI, prior to completion of the Orinoco Iron plant, will be available for the project; (3) commit to provide, if necessary, their respective share of a credit facility up to US$90 million, and (4) guarantee payment of their share of senior debt, if necessary before completion of the plant.

During 2002 and 2001, Orinoco Iron has been unable to meet payment conditions and certain covenants set out in this loan agreement. In May 2001 BHP paid creditor banks of Orinoco Iron US$314 million in respect of its percentage (50%) of the secured debt. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding loan balance, which amounts to US$351 million at September 30, 2002 (US$327 million at September 30, 2001) and relates to the portion guaranteed by IBH and Venprecar. IBH has not recorded this contingent liability because it considers that Orinoco Iron might be able to repay its debt if the strategic plan explained in Note 1 is executed.

Bank and BHP interest was calculated at between 8.8% and 5.1% (11% and 7.8% in 2001), including an additional late interest rate of 2% beginning May 2001.

Going concern - Orinoco Iron and Operaciones RDI  -
------------------------------------------------

In August 2000 the Orinoco Iron plant began partial commercial operations; however, certain equipment failures have delayed start-up and the build-up of production and increased construction and plant start-up costs. As a result of increased costs, lower-than-planned production rates and depressed prices on international markets, actual revenues and cash flows have been substantially below amounts originally planned. Due to these situations, Orinoco


                                                                            (16)

Iron has been unable to meet its obligations and is negotiating with creditor banks, main suppliers and BHP to restructure its debts. Additional funding will be required in order for Orinoco Iron to continue operations, place the remaining production units into operation, settle accounts payable to some suppliers, increase working capital and increase production. Additional funds required will depend in part on the commercial and business strategy to be followed by Orinoco Iron in the future, but are estimated by IBH at over US$24 million. IBH is conducting negotiations with some suppliers in this respect.

On March 29, 2001, BHP issued a press release announcing that it would write off its equity investment in the Orinoco Iron project and cease any further investment in this project. The BHP press release stated that BHP's decision was based on a review which concluded that, in the context of changed operating and market conditions, BHP does not expect the Orinoco Iron project to meet BHP's operational and financial performance targets necessary to justify any further investment in the project or to satisfy bank completion requirements initially established in the project financing contract. IBH is currently meeting with BHP to reach agreements as to the obligations and preexisting agreements in respect of this Association. IBH and BHP are also evaluating options to incorporate new Orinoco Iron shareholders and negotiating an important reduction of Orinoco Iron's debt.

Although no legally binding agreement has been reached, BHP has indicated that it may, if certain conditions are met and if appropriate approvals are obtained from the relevant government entities involved and from Orinoco Iron's senior lenders, be willing to agree to certain transactions, which would result in a significant reduction of its receivable against Orinoco Iron.

Operaciones RDI (a 50%-owned affiliate of IBH) has incurred operating losses during 2002, 2001 and 2000. In March 2001 Operaciones RDI began a temporary shutdown of its plant due to maintenance requirements and unfavorable market conditions. No decision has been made as to how long this plant will be closed. Results of Operaciones RDI indicate that continuity of its operations depends on a significant increase in briquette prices on international markets. Management of Operaciones RDI is considering alternatives to address this matter and is currently negotiating with Orinoco Iron the terms and conditions that will regulate future leases on land and equipment owned by Operaciones RDI currently in use by Orinoco Iron, as well as the sale to Orinoco Iron of certain equipment owned by Operaciones RDI.


                                                                            (17)

Below is a summary of the individual financial information of Operaciones RDI:

                                                                                  Years ended September 30,
                                                                                  -------------------------
                                                                                    2002           2001
                                                                                    ----           ----
                                                                                        (Thousands of
                                                                                        U.S. dollars)
Balance sheet data at the end of the year:
  Current assets                                                                       708           1,571
  Current liabilities                                                                3,231          14,700
  Property, plant and equipment, net                                                 6,411          11,451
  Total assets                                                                       9,940          17,609
  Total liabilities                                                                  9,557          14,700
  Shareholders' equity                                                                 383           2,909

Statement of operations data:
  Net sales                                                                              -          15,500
  Gross loss                                                                       (5,553)        ( 9,767)
  Operating loss                                                                   (5,563)        (10,894)
  Net loss                                                                         (2,526)        (10,528)

NOTE 8 - EXCHANGE OFFER:
-----------------------

On November 19, 1997, IBH (a wholly-owned subsidiary of Fior at that date) undertook a public exchange offer of one ordinary share of IBH for every three outstanding GDS in Venprecar (a 71.9%-owned subsidiary of Sivensa at that date). Upon completion of the exchange offer, Venprecar became a 98.4%-owned subsidiary of IBH. As a result of the exchange offer, Sivensa directly owns 49.7% of IBH's capital stock and Fior (a 60%-owned subsidiary of Sivensa) owns 32.9% of IBH's capital stock.

In November 1997 Sivensa, the direct or indirect owner of 71.9% of outstanding Venprecar ordinary shares and Class "B" shares of Venprecar through its wholly-owned subsidiary Siderurgica del Caroni "Sidecar", S.A., transferred its Venprecar shares to IBH in exchange for: an additional amount of new IBH shares as compensation for certain costs and expenses incurred by Sivensa in respect of the exchange offer and joint venture formation with BHP to build the Orinoco Iron plant. Share exchange was accomplished by Sivensa's contribution to IBH of all outstanding shares of SVS International Steel Holdings (SVS International), a Cayman Islands corporation. Sidecar is a wholly-owned subsidiary of SVS. With full ownership of SVS International shares and direct ownership of Venprecar ordinary shares formerly owned by GDS holders, IBH became the majority shareholder of Venprecar.

The share exchange in which most of the minority shareholders of Venprecar exchanged their Venprecar shares (26.5% of U.S. total shares) for new shares of IBH was accounted for separately and treated under U.S. GAAP as a purchase transaction. The excess amount of the purchase price over the book value of net assets acquired that can be allocated to minority interest was US$9.9 million and includes US$2.7 million in related purchase costs. The excess


                                                                            (18)
amount was allocated to property, plant and equipment (based on an independent appraisal) and will be amortized over the estimated useful lives of Venprecar's plant and equipment.

Until August 2002, Venprecar's shares were publicly traded and the company was regulated by the Venezuelan Securities and Exchange Commission (CNV). On that date, Venprecar made the necessary arrangements to withdraw its shares from the Venezuelan National Securities Registry held by the CNV, as approved at the Shareholders' Meeting held on May 15, 2002.

NOTE 9 - TAXES:
---------------

The estimated tax (expense) benefit comprises the following:

                                                                                     Years ended September 30,
                                                                                    --------------------------
                                                                                    2002       2001       2000
                                                                                    ----       ----       ----
                                                                                     (Thousands of U.S. dollars)
Business assets tax                                                                (185)      (174)       (692)
Deferred income tax                                                                  11          6           8
                                                                                    ---        ---         ---
           Total tax expense                                                       (174)      (168)       (684)
                                                                                    ===        ===         ===

INCOME TAX -
For Venezuelan subsidiaries, the main differences between the amount of income taxes computed at the regular statutory tax rate of 34% and the effective income tax rates result mainly from inflation adjustments for Venezuelan tax purposes described below, dividends from subsidiaries, intercompany transactions, income from foreign sources and requirements that Venezuelan income taxes be based on the underlying bolivar accounts of each Venezuelan company on an individual basis as follows:

                                                                                   Years ended September 30,
                                                                                ------------------------------
                                                                                 2002        2001        2000
                                                                                 ----        ----        ----
                                                                                  %           %           %
                                                                                  -           -           -

Statutory income tax rate (%)                                                   34.0        34.0         34.0
Increase (decrease) in tax rate resulting from:
  Remeasurement into U.S. dollars for accounting purposes
    and effect of taxes assessed in bolivars                                   (24.8)       (9.0)       (21.2)
  Inflation adjustment for tax purposes                                           0.1        10.1        68.9
  Equity in results of affiliates                                              (13.6)      (27.2)       (47.5)
  Change in provision                                                             5.2       (0.6)       (35.5)
  Other, net                                                                    (1.2)       (7.5)        (2.3)
                                                                               -----       -----        -----
          Effective income tax rate (%)                                         (0.3)       (0.2)        (3.6)
                                                                               =====       =====        =====



For Venezuelan subsidiaries, as from fiscal 1993, the Income Tax Law requires annual inflation adjustment resulting in an increase or decrease in taxable income. Under this Law, the new


                                                                            (19)
values resulting from inflation adjustments are to be depreciated over the remaining useful lives of the fixed assets. In accordance with SFAS No. 109, no deferred income tax asset was recorded for the future benefits of inflation adjustments.

The Cayman Islands levy no taxes on income, dividends or capital gains.

The Venezuelan Income Tax Law provides for tax losses and investment tax credits to be carried forward over the following three fiscal years to offset taxable income and tax expense, respectively. At September 30, 2002, IBH and its subsidiaries have tax loss carryforwards amounting to Bs 25,619 million (equivalent to US$17 million), of which Bs 17,929 million and Bs 7,690 million may be used to offset taxable income until the end of fiscal 2004 and 2003, respectively. IBH's subsidiaries also have investment tax credits amounting to Bs 12 million (equivalent to US$ 0.01 million) at September 30, 2002, of which Bs 2 million may be applied against income tax liabilities until the end of fiscal 2004 and Bs 10 million until the end of fiscal 2003. Utilization of these tax loss carryforwards and investment tax credits is dependent on realization of future taxable income in the appropriate company. Deferred income tax assets relating to these tax loss carryforwards and investment tax credits have been reduced by a valuation allowance representing the portion of those assets that are likely not to be realized. Annual changes in the valuation allowance were due mainly to a change in the amount of deferred income tax assets to which it relates.

The components of deferred income tax assets (liabilities) are as follows:

                                                                                            September 30,
                                                                                          ------------------
                                                                                           2002        2001
                                                                                           ----        ----
                                                                                          (Thousands of
                                                                                          U.S. dollars)
Investment tax credits                                                                        8        1,783
Tax loss carryforwards                                                                    5,909       21,661
Business assets tax                                                                         487        1,154
Uncollected income from drawbacks                                                        (  184)     (   365)
Allowances and provisions not deductible until paid                                         364          971
Other, net                                                                               (  166)     (   605)
                                                                                          -----       ------

                                                                                          6,418       24,599

Valuation allowance                                                                      (6,418)     (24,588)
                                                                                          -----       ------
          Deferred income tax assets, included in other assets                              -             11
                                                                                          =====       ======

In October 1999 the Income Tax Law Reform introduced substantial amendments to the Venezuelan income tax system, such as the replacement of territorial income taxation by worldwide income taxation, transfer pricing and international fiscal transparency regulations, and a proportional tax on dividends. These amendments became effective on January 1, 2001, with the exception of transfer pricing. A new Law Reform in December 2001 introduced



                                                                            (20)
amendments to the proportional tax on dividends, transfer pricing and inflation adjustments and ratified investment tax credits.

BUSINESS ASSETS TAX -
Business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average of the taxpayer's tangible and intangible assets in Venezuela involved in the production of income from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year and it is reduced according to the percentage of export sales to total sales. This tax is calculated together with income tax and the greater of the two is the tax liability. A business asset tax expense of US$185,000 (US$177,000 in 2001) was recorded during the year ended September 30, 2002. Payment of this tax may be applied as a tax credit against any income tax liability incurred over the next three fiscal years.

VALUE ADDED TAX -
In May 1999 the Venezuelan government enacted the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. The VAT rate is set annually in the Venezuelan Budget Law, which until August 2002 was 14.5% and 16% as from September 2002. This Law also incorporated, as from September 2002, an additional tax rate of 10% on goods and services considered luxury items. The Law sets out a special tax rate (0%) for exporters, granting them the right to recover tax credits from the purchase or import of goods and services based on the ratio of export sales to total sales.

At September 30, 2002, accounts receivable include tax credits of approximately Bs 2,687 million equivalent to US$1,823,000 (Bs 1,317 million equivalent to US$1,772,000 in 2001) in respect of value added tax (see Note 3), of which Bs 2,114 million equivalent to US$1,434,000 (Bs 779 million equivalent to US$1,049,000 in 2001) is in respect of recoverable credits arising from export activities.

BANK DEBIT TAX -
In May 1999 the Venezuelan government, through a Decree-Law, enacted the bank debit tax, which mainly levied debits or withdrawals made on current and savings accounts, custody deposits, any other type of demand deposit, liquid assets funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions. The bank debit tax amounted to 0.50% and was in effect until May 2000. In March 2002 the Venezuelan government reenacted this tax, effective until March 2003, with a new rate of 0.75% applicable to the aforementioned bank operations over Bs 473,600. This rate was further increased to 1% as from September 1, 2002. For the year ended September 30, 2002 and 2000, IBH and its subsidiaries incurred bank debit tax expenses of approximately Bs 136 million and Bs 114 million, respectively (equivalent to approximately US$120,676 and US$171,436, respectively).



                                                                            (21)

NOTE 10 - SHAREHOLDERS' EQUITY:
------------------------------

Authorized capital stock consists of 20,115,000 common shares, with a par value of US$0.01 each, of which 19,897,467 are subscribed and fully paid.

Under IBH's bylaws, dividends may be paid from profits, or subject to certain legal restrictions, from the share premium account. However, as a result of the Joint Venture with BHP (see Note 7), IBH will pay dividends up to a 50% maximum limit of its profits. As a holding company, IBH will mainly rely on dividends from its subsidiaries and affiliates for payment of dividends to its shareholders. The loan agreement mentioned in Note 4 sets out certain restrictions for the payment of dividends.

NOTE 11 - ROYALTIES:
-------------------

Fior (predecessor of IBH) and VAI entered into a contract to market the Finmet process (iron-ore direct reduction process) giving Fior and VAI exclusive promotion and marketing rights with respect to the Finmet process and its improvements in certain countries. Under this contract, Fior (now Brifer) is entitled to receive from VAI a minimum amount of US$6 per metric ton on the nominal design capacity of any new Finmet plant built within VAI jurisdiction. Fior, or a subsidiary of Fior, will receive 50% of this royalty once assembly of electromechanical installations begins. The remaining 50% shall be paid on the date of the provisional acceptance of the plant. As of 2002 between 75% and 85% of royalties will be payable 30 days following signature of the contract, and the remaining amount will be payable following provisional acceptance of the plant. In May 1997 Fior assigned some of its rights and obligations under this contract to Brifer (see Note 1); Finmet process patents and rights are jointly owned by Brifer and VAI.

In 1996 the Australian company BHP began assembly of the electromechanical installations of a plant in Port Hedland, Australia, with a designed annual capacity of 2,000,000 metric tons, representing total royalties of US$12,000,000 for Fior. Brifer (a wholly-owned subsidiary of Fior until September 1997) earned US$6,000,000 in 1996 in income from royalties paid on this process. In 1999 plant capacity was determined to be higher than originally estimated; therefore, Brifer recognized US$1,000,000 in additional income from royalties during 1999. The remaining US$6,000,000 was payable to Brifer (50% owned by IBH) and recognized as income upon provisional acceptance of the plant. Income has not yet been recorded since this payment is also being negotiated between IBH and BHP (see Note 7).

Under the Joint Venture agreement with BHP described in Note 7, 50% of Brifer shares were sold to BHP in September 1997.

                                                                            (22)

NOTE 12 - FOREIGN EXCHANGE SYSTEM:
---------------------------------

In July 1994 the Venezuelan government established an exchange control system which included a single exchange rate. In April 1996 the free convertibility of the bolivar was reestablished in Venezuela and, subsequently, all controls and restrictions on exchange operations were lifted.

In July 1996 the Venezuelan government announced the establishment of a trading band for the bolivar. For 1997 the Venezuelan government established an initial central parity of Bs 472/US$1, effective on January 2, 1997, and a crawling band of 7.5% above and below the central parity. Between July 8, 1996 and August 4, 1997, the central parity increased 1.32% each month. Between August 4, 1997 and January 13, 1998, the central parity increased 1.16% each month. On January 13, 1998, Banco Central de Venezuela (BCV) modified the rate of increase of the central parity to 1.28% per month.

On February 13, 2002, the Venezuelan government and Banco Central de Venezuela
(BCV) introduced a new floating exchange rate system, eliminating the maximum and minimum exchange rate bands which had been in effect up to that date. Under this new scheme, BCV will transact foreign currency sales and purchases with currency dealers by way of auction starting February 18, 2002.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:
---------------------------------------

Venprecar, Operaciones RDI and Orinoco Iron are subject to Venezuelan environmental laws and regulations. These companies have not received any claims from Venezuelan environmental and health regulatory authorities on environmental matters and are not aware of any claims or conditions that could be expected to result in claims in respect of environmental violations that could, in the opinion of management, have a material adverse effect on IBH's consolidated financial position or IBH's consolidated results of operations.

NOTE 14 - RECENTLY ISSUED ACCOUNTING STANDARDS:
----------------------------------------------

In September 2000 the Financial Accounting Standards Board (FASB) issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement supersedes SFAS No. 125 and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company considers that this statement has not had an impact on the results of its operations or its financial position.

In June 2001 the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16) "Business Combinations." The most significant changes made by SFAS No. 141 are (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated


                                                                            (23)
negative goodwill to be written off immediately as an extraordinary gain instead of being deferred and amortized. The Company considers that this statement has not had an impact on the results of its operations or its financial position.

SFAS No. 142 supersedes APB No. 17 "Intangible Assets." SFAS No. 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition and its provisions will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS No. 142 are that: (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at least annually; (3) intangible assets deemed to have indefinite lives will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to 40 years. The Company considers that this statement is not expected to have an impact on the results of its operations or its financial position.

In August 2001 the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." It supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," but retains the fundamental provisions of that statement. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company considers that this statement is not expected to have an impact on the results of its operations or its financial position.

The FASB also recently issued SFAS No. 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objectives of SFAS No. 143 are to establish accounting standards for the recognition and measurement of a tangible long-lived asset retirement obligation and its associated asset retirement cost. SFAS No. 143 is effective for fiscal years beginning after June 30, 2002. The Company is evaluating the possible effect, if any, of future adoption of this Statement.

In April 2002 the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The most significant provision of this Statement is the rescission of FASB Statement No. 4 "Reporting Gains and Losses from Extinguishment of Debt," which required that gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of this Statement related to the rescission of Statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. The Company does not have gains or losses on extinguishment of debt.

In June 2002 the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including


                                                                            (24)
restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 (EITF 94-3) "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.


                                                                            (25)